Exhibit 2

LETTER TO BOARD OF DIRECTORS OF HAMDEN BANCORP, INC.

Dear Board of Directors of Hampden Bancorp,

After much research, we believe it is in the best interest of Hampden shareholders to sell the bank to a strategic buyer. With approximately 6.2% of the bank’s outstanding shares, I am writing to explain our reasoning and to initiate what I hope will be a constructive dialogue between the board of directors and shareholders. i

For the past five years, shareholders have patiently waited for management to deliver on a growth plan that has failed to gain any traction. Meanwhile, the bank’s share price has delivered an annualized return of 1.4% from the closing price on the first day of trading. It is our understanding that management plans to embark on yet another iteration of these strategic growth plans. I strongly believe that there is little chance of this plan working and that it could seriously compromise what we believe to be shareholders’ final opportunity to realize a return by selling the bank.

Hampden has a history of vastly underperforming its peers by almost any operational metric. ii The return on average assets as well as the return on average equity have consistently failed to match that of your peer group. While the efficiency ratio has improved in recent years, it still remains very high, and we see little reason to believe it will meaningfully decrease from here. Finally, the bank’s net interest margin, which historically showed the best relative performance, has recently begun to contract. Please see the charts below:

Source: SNL Financial

Source: SNL Financial

Source: SNL Financial

Source: SNL Financial

Beyond the operational deficiencies, our research shows that the greater Springfield market is mature and does not have the demographic trends that would support a growth initiative. By management’s own admission, the market is growing in the low single digits. The chart below shows the employment level for the Springfield market, which is currently at decade lows. This anemic growth rate is further complicated by the level of competition from other banks in the area.

Source: U.S. Bureau of Labor Statistics

Based on our previous conversations with management, we see no plausible way for the operational metrics to drastically improve in the near term. By our estimate, Hampden’s cost of capital is in the range of 9%-11%, and under the most favorable of circumstances, we see no way for Hampden’s return on equity to meet even the lower end of that range over the next few years. Finance theory would suggest that until you earn your cost of capital, the shares will not trade at a premium to tangible book value. Empirical evidence corroborates this theory. Thus, we believe the upside for the shares is quite limited if alternatives to staying independent are not explored.

There is no question in our minds that the Springfield market is in great need of consolidation. Therein lies the opportunity for Hampden’s shareholders. Many of the larger competitors trade at considerably higher multiples of tangible book value than Hampden. They can utilize this currency in an acquisition and pay a substantive premium to the share price. According to our research, we conservatively estimate that a strategic buyer would pay somewhere in the range of 1.3x-1.4x tangible book value, resulting in a premium for shareholders of 45%-55%. Relative to the return the share price has delivered over the past five and a half years, we believe most of the shareholders would consider this a homerun.

Despite the languishing stock price, senior management’s compensation has done nothing but go up. To be sure, the CEO’s and COO’s salaries have increased 101% and 88%, respectively, over the past five years (see the chart below). Clearly, management’s compensation is in no way tied to shareholder return. While we are quite aware the job market is less than vibrant in Springfield, you have a fiduciary duty to shareholders, and job preservation for senior management at the expense of shareholder returns is not consistent with fulfilling that duty.

Source: SNL Financial

Source: SNL Financial

Beyond just logging another failed growth initiative, we see far greater risk posed to shareholder value by remaining independent. There are a limited number of strategic buyers in the region, and we have already seen signs of nascent M&A activity. At some point, the likely strategic buyers will consummate transactions with other banks, and upon reaching a certain asset size or concentration level, their willingness to pay a meaningful premium for Hampden could be greatly compromised. It is quite reasonable to believe that an acquisition premium 18 months from now will be less than the premium today.

We have the utmost conviction in the aforementioned points. The share price and operational metrics are purely data driven and not open to interpretation. What this data shows is a flat stock price along with an underperforming bank and management’s salary going up by 100% over the same time period. Public companies do not exist to serve the interests of boards of directors and senior management teams. As a board member, you are charged with ensuring management teams are good stewards of shareholder capital and appropriately incentivized to deliver shareholder value. We are hopeful that this message resonates with you and that Hampden will finally deliver a return to their shareholders. If this message does not compel you to act, we will likely seek board representation. I look forward to hearing back from you and seeing you at the annual meeting next month.

Sincerely,

Johnny Guerry

Principal and Portfolio Manager, Clover Partners L.P.

[i]

Please note that many of our projections and estimates included in this letter are subject to uncertainties and other changes to market conditions. In addition, we do not have access to material non-public information regarding Hampden’s business or future plans. Our views and analyses are solely based on publicly available information. Any discussions herein regarding our investment strategy with respect to our holdings in Hampden represents our current intentions only. Depending upon conditions and trends in the securities markets and the economy in general, we may pursue a different strategy that we determine to be in the best interests of our clients.

This letter contains estimates and “forward looking statements” based on publicly available information. Any statements about our estimates, expectations, beliefs, plans, objectives, assumptions, future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “projects,” “expects,” “we believe,” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. The actual results could differ materially from those anticipated in such estimates or forward-looking statements as a result of many different factors. Our projections contained in this letter are only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements.

ii	For the purpose of our analysis the peer group (listed by ticker symbol) used for comparison includes: BRKL, ORIT, CBNK, UBNK, NWBI, BHLB, PBCT, ESSA and WFD.

Annex A

Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the other persons named in Item 2 during the past sixty days.

During the past sixty days, the Reporting Persons effected the following purchases and sales of shares of Common Stock in open market transactions:

Trade Date	Settle Date	Amount	Unit Price
8/16/2012	8/21/2012	175,000	2,192,750
9/6/2012	9/11/2012	3,445	44,014.70